Exhibit 15

(English Translation)

QUESTIONS AND ANSWERS REGARDING THE FOURTH ITEM OF THE AGENDA OF THE

GENERAL SHAREHOLDERS MEETING

The following questions and answers (this “FAQ”) address briefly some of the questions holders of ordinary shares, € 3.00505 nominal value per share, of Telvent GIT, S.A. (the “Shares”) may have regarding the redemption (the “Minority Shareholder Share Redemption”) proposed in the resolution relating to the fourth item of the agenda of the extraordinary meeting of shareholders of Telvent GIT, S.A.(the “Company”) to be held on December 5, 2011, and, as the case may be, on December 7, 2011(the “General Shareholders Meeting”).

Forward-Looking Statements

This FAQ contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this presentation, and involve certain risks and uncertainties. The results could differ materially from those anticipated in these forward-looking statements as a result of various factors. The Company does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this document after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

1. Which Shares will be redeemed pursuant to the Minority Shareholder Share Redemption?

If the Minority Shareholder Share Redemption is consummated, all of the 437,013 Shares owned by shareholders other than Schneider Electric España, S.A.U. (the “Minority Shareholders”) will be redeemed and Schneider Electric España, S.A.U. (“SE España”) will become the sole shareholder of the Company.

2. What will I receive for my Shares pursuant to the Minority Shareholder Share Redemption?

Each Minority Shareholder other than the Company will receive USD 40.00 per Share in cash (the “Redemption Price”), less applicable taxes and withholdings, for each Share owned by such Minority Shareholder as of immediately prior to the effective time of the Minority Shareholder Share Redemption.

The Redemption Price per Share includes:

•	The nominal amount of each Share (EUR 3.00505) (the “Nominal Value”);

•

The portion of the share premium reserve corresponding to each Share, in proportion to the stake represented by each Share compared to the total issued shares of the Company (EUR 3.02095) (the “Share Premium”); and

•	Distributable reserves for the remaining balance of the Redemption Price (the “Distributable Reserves”).

The USD equivalent of the Nominal Value and the Share Premium shall be calculated at the official exchange rate published by the European Central Bank on the date of the General Shareholders’ Meeting, and will be announced to all shareholders of the Company.

3. When will the Minority Shareholder Share Redemption occur?

The Minority Shareholder Share Redemption shall become effective as of the time that the Company pays, or causes the paying agent acting on behalf of the Company in connection with the redemption (the “Paying Agent”) to pay, to each Minority Shareholder of record the Redemption Price, less applicable taxes and withholdings, for each of the Shares owned by such Minority Shareholder. If the Minority Shareholder Share Redemption is approved, the Company shall cause such payment to be made by the Paying Agent on or prior to the 10th day following the General Shareholders’ Meeting (the date of such payment, the “Payment Date”). As of the time of such payment on the Payment Date, the Minority Shareholders will no longer own any Shares or other equity interest in the Company.

4. When will I receive payment for my Shares?

Beneficial owners of Shares that are redeemed pursuant to the Minority Shareholder Share Redemption will receive payment at different times depending upon whether such beneficial owner held Shares registered in its name as a shareholder of record or through a broker, dealer, commercial bank, trust company or other intermediary. Payment to beneficial owners of Shares that are redeemed and hold Shares registered in their name as a shareholder of record will be made through the mailing of a check to such registered holder’s address on file with the Company. Payment to beneficial owners of Shares that are redeemed and hold Shares through a broker, dealer, commercial bank, trust company or other intermediary will be distributed through the Depositary Trust Company and each broker, dealer, commercial bank trust company or other intermediary that, directly or indirectly, holds such Shares for their account. If you hold Shares that are redeemed pursuant to the Minority Shareholder Share Redemption through a broker, dealer, commercial bank trust company or other intermediary, we advise that you contact such broker, dealer, commercial bank trust company or other intermediary regarding the timing of your receipt of payment for such Shares.

5. What deductions and withholdings on account of Spanish taxes will be applied to the Redemption Price by the Company?

The Company shall deduct and withhold from the Redemption Price the following amounts on account of Spanish taxes:

•

on account of Spanish Non-Resident Income Tax, an amount equal to 19% of the Distributable Reserves (i.e. the excess of the Redemption Price over the sum of the Nominal Value and the Share Premium); and

•	on account of Spanish Capital Duty (Impuesto sobre Transmisiones Patrimoniales y Actos Jurídicos Documentados, modalidad Operaciones Societarias), an amount equal to 1% of the Redemption Price.

For purposes of the Spanish Non-Resident Income Tax, the USD equivalent of the Nominal Value and the Share Premium of each redeemed Share will be calculated at the official exchange rate published by the European Central Bank on the date of the General Shareholders’ Meeting.

6. What vote of the Company’s shareholders is required to approve the share capital reduction through the Minority Shareholder Share Redemption?

In addition to the approval of the holders of a majority of the Shares present or represented at the General Shareholders’ Meeting, the share capital reduction through the Minority Shareholder Share Redemption must also be approved by (i) if the holders of at least 50% of the Shares owned by the Minority Shareholders are present or represented at the General Shareholders’ Meeting, the holders of a majority of the Shares owned by the Minority Shareholders present or represented or (ii) if the holders of at least 25% but less than 50% of the Shares owned by the Minority Shareholders are present or represented at the General Shareholders’ Meeting, the holders of two-thirds of the Shares owned by the Minority Shareholders present or represented. Shares held in treasury by the Company will be counted in determining the attendance quorum but such Shares will not be considered to be present or represented at the General Shareholders’ Meeting nor will they be voted by the Company.

7. Will I have appraisal rights in connection with the Minority Shareholder Share Redemption?

No. The holders of Shares are not entitled under Spanish law or otherwise to appraisal rights in connection with the Minority Shareholder Share Redemption. If the Minority Shareholder Share Redemption is approved, each Minority Shareholder other than the Company will receive the Redemption Price, less applicable taxes and withholdings, for each Share owned by such Minority Shareholder as of immediately prior to the effective time of the Minority Shareholder Share Redemption.

8. Was the Minority Shareholder Share Redemption proposed by a shareholder?

Yes. On October 7, 2011, SE España, owner of approximately 98.7% of the Shares requested that the board of directors of the Company (the “Board”) convene the General Shareholders’ Meeting to vote upon, among other things, the approval of a share capital reduction through the Minority Shareholder Share Redemption. The report on the resolution proposing the share capital reduction through the Minority Shareholder Share Redemption prepared by SE España is available on the Company’s website at: http://www.telvent.com/en/investor/corporate_governance/shareholder-meetings.cfm.

9. Was the Minority Shareholder Share Redemption proposed pursuant to an agreement?

Yes. The Minority Shareholder Share Redemption was proposed by SE España pursuant to the terms of the Transaction Agreement, dated as of May 31, 2011 (the “Transaction Agreement”), by and among the Company, SE España and Schneider Electric SA, the indirect parent of SE España (“SE”). The Transaction Agreement was negotiated by the Company who was advised by a committee of independent directors and was unanimously approved by the Board.

Pursuant to the Transaction Agreement, SE España agreed, among other things, (i) to commence a tender offer to purchase all of the Shares at a purchase price of U.S. $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer”) and (ii) in the event that SE España and/or SE acquired beneficial ownership of seventy percent (70%) or more of the total Shares, to use its reasonable best efforts to cause the Company to call a general shareholders meeting as promptly as practicable thereafter for the purposes of obtaining shareholder approval of a share capital reduction through the redemption of all Shares not owned by SE or SE España.

SE España commenced and consummated the Offer in accordance with the terms of the Transaction Agreement, thereby acquiring (including pursuant to a subsequent offering period) greater than 98% of the Shares. The subsequent offering period to the Offer expired at 5:00 p.m., New York City time, on Wednesday, September 28, 2011. Having obtained beneficial ownership of greater than 70% of the Shares, on October 7, 2011, SE España requested that the Board convene the General Shareholders’ Meeting to vote upon, among other things, the approval of a share capital reduction through the Minority Shareholder Share Redemption.

10. Will the Shares be delisted from NASDAQ if the Minority Shareholder Share Redemption is not approved?

Yes. The Shares will be delisted from The NASDAQ Stock Market regardless of the outcome of the shareholder vote with respect to the Minority Shareholder Share Redemption.

As previously announced by the Company on October 13, 2011, the Staff of The NASDAQ Stock Market, Inc. (the “Staff”) determined to exercise its discretionary authority under Listing Rule 5101 to delist the Shares. The trading of the Shares was suspended at the opening of business on October 21, 2011 and the Staff has notified the Company that a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”) which will remove the Shares from listing and registration on The NASDAQ Stock Market (“NASDAQ”).

11. Will the Shares continue to be registered under the Exchange Act if the Minority Shareholder Share Redemption is not approved?

There are currently less than 300 record holders of the Shares. Following the removal of the Shares from listing on NASDAQ, the Shares will be eligible for deregistration under the Securities and Exchange Act of 1934 (the “Exchange Act”) so long as there continues to be fewer than 300 record holders of Shares at such time. The Board has authorized the Company to terminate the registration of the Shares and the Company’s reporting obligations under the Exchange Act following the removal of the Shares from listing on NASDAQ. No shareholder approval is required for such deregistration.